

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2015

<u>Via E-Mail</u>
Thomas B. Mangas
Chief Financial Officer
Starwood Hotels & Resorts Worldwide, Inc.
One StarPoint
Stamford, CT 06902

Re: Starwood Hotels & Resorts Worldwide, Inc.
  Form 10-K for the Fiscal Year Ended December 31, 2014
  Filed February 25, 2015
  File No. 001-07959

Dear Mr. Mangas:

We have reviewed your April 22, 2015 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 9, 2015 letter.

<u>Item 8. Financial Statements and Supplementary Data</u>

<u>Note 12. Income Taxes, page F-25</u>

1. We note your response to comment 2. We continue to evaluate your response.

2. We note your response to comment 3. As previously requested, please clearly explain to us whether you plan to use offshore cash for domestic cash needs in the future.

3. We note your response to comments 3 and 4. Please explain to us with more specificity the nature of, and the events that led to, the internal restructuring and a change in your indefinite reinvestment assertion. In this regard, provide additional

details regarding the entities that were involved in the restructuring, management's reasons for executing the restructuring and an explanation of how the restructuring led to a portion of your foreign cash becoming available on a one-time basis.

If you have any questions, you may contact Jorge L. Bonilla at (202) 551-3414 or me at (202) 551-3446.

Sincerely,

/s/ Jaime G. John

Jaime G. John
Branch Chief